NORTHERN DYNASTY ANNOUNCES CLOSING OF US$37.444 MILLION
BOUGHT DEAL OFFERING

January 26, 2017, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) is pleased to report that it has closed its previously announced bought deal offering, including the exercise in full of the Underwriters' over-allotment option (the “Offering”). A total of 20.24 million common shares of the Company were sold at a price of US$1.85 per share for gross proceeds of US$37.444 million. The Offering was completed pursuant to an underwriting agreement dated January 12, 2017 among the Company and Cantor Fitzgerald Canada Corporation, TD Securities Inc. and BMO Capital Markets, as co-lead underwriters and joint bookrunners, and Canaccord Genuity Corp., CIBC World Markets Inc. and Haywood Securities Inc., as co-managers (collectively, the “Underwriters”). The Company paid a 5% commission to the Underwriters.

The proceeds of the Offering are anticipated to be used by the Company for (i) advancement of the Company’s multi-dimensional strategy to address the pre-emptive regulatory action of the U.S. Environmental Protection Agency under Section 404 (c) of the Clean Water Act; (ii) preparation of the Pebble Project for the initiation of federal and state permitting under the U.S. National Environmental Policy Act; (iii) environmental monitoring, engineering and environmental studies, field investigations and related technical studies to finalize a proposed development plan for the Pebble Project, (iv) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government and among Alaska Native partners and broader regional and state-wide stakeholder groups, (v) Alaskan corporate, tenure and site maintenance, (vi) general corporate purposes, and (vii) working capital requirements.

The Offering was completed by way of a prospectus filed in all of the provinces of Canada, other than Québec, and was offered in the United States pursuant to a prospectus filed as part of an effective registration statement on Form F-10 filed with the United States Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system. This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus or the registration statement.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “plan”, “update” and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the use of net proceeds of the Offering, the success of the Company’s multi-dimensional strategy to address the pre-emptive action of the EPA, the ability of the Company to proceed with permit applications for the development of the Pebble Project and the ability of the Company to obtain the necessary federal and state permits for the development of the Pebble Project. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory approval. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.